Sui Group Holdings Limited

1907 Wayzata Boulevard, Suite 205

Wayzata, MN 55391

September 8, 2025

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUI Group Holdings Limited
Registration Statement on Form S-1
Filed September 5, 2025
File No. 333-289438

To whom it may concern:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, SUI Group Holdings Limited (the “Company”) hereby respectfully requests that the effective date of the Company’s Registration Statement on Form S-1 (File No. 333-289438) be accelerated by the Securities and Exchange Commission to 4:30 p.m., Eastern Time, on September 8, 2025 or as soon as practicable thereafter.

Sincerely,

/s/ Douglas Polinsky
Name:	Douglas Polinsky
Title:	Chief Executive Officer

cc:	Alexandria Kane, Loeb & Loeb LLP